EXHIBIT 12

Statement regarding computation of ratio of earnings to fixed charges

	Year ended June 30,
	2012	2011	2010	2009	2008
	(in thousands, except for ratio of earnings to fixed charges)

Fixed charges
Interest expensed and capitalized	$9,345	$8,672	$1,047	$9,462	$11,689
Amortized premiums, discounts and capitalized expenses related to indebtedness	-	-	-	-	-
Estimate of the interest within rental expense	678	628	472	365	381
Preference security dividend requirements of consolidated subsidiaries	-	-	-	-	-

Fixed charges	10,023	9,300	1,519	9,827	12,070

Earnings
Add	70,404	45,710	80,399	140,747	138,178
Pretax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees	60,381	36,410	78,880	130,920	126,108
Fixed charges	10,023	9,300	1,519	9,827	12,070
Amortization of capitalized interest	-	-	-	-	-
Distributed income of equity investees	-	-	-	-	-
Your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	-	-	-	-	-

Less	-
Interest capitalized	-	-	-	-	-
Preference security dividend requirements of consolidated subsidiaries	-	-	-	-	-
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	-	-	-		-

Earnings	$70,404	$45,710	$80,399	$140,747	$138,178

Ratio of earnings to fixed charges	7.02	4.92	52.93	14.32	11.45